

February 12, 2013

Via E-mail
William E. Brown
Chairman and Chief Executive Officer
Central Garden & Pet Company
1340 Treat Boulevard, Suite 600
Walnut Creek, CA 94597

> **Re:** **Central Garden & Pet Company**
> **Form 10-K for Fiscal Year Ended September 29, 2012**
> **Filed December 13, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 11, 2013**
> **File No. 1-33268**

Dear Mr. Brown:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 29, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 33

1. Please include a discussion of income (loss) from operations by reportable segment, as well as a discussion of the significant operating costs that are not allocated to the reportable segments in arriving at segment income (loss) from operations. Refer to Item 303(a) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 47

Notes to Consolidated Financial Statements, page F-8

General

2. We note your disclosures on page 2 that you continued the process of transformational change you began in fiscal 2011, which you expect to continue over the next several years. We also note your disclosure on page 35 that transformation costs include costs for severance, facility exit costs and shared service center start-up costs. As it appears these transformational changes are within the scope of ASC 420, please provide footnote disclosure of each of the following items as required by ASC 420-10-50-1:
   - A description of the transformational changes, including the facts and circumstances leading to the changes and the expected completion date;
   - For each major type of cost associated with the activity (for example, one-time employee termination benefits, lease termination costs and other associated costs), both of the following: (a) The total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date; and (b) A reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) why;
   - The line item(s) in the statements of operations in which the transformation costs are aggregated;
   - For each reportable segment, the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reason(s) why; and
   - If a liability for a cost associated with the transformation is not recognized because fair value cannot be reasonably estimated, that fact and the reasons why.

   These disclosures should be provided each period until the transformational changes have been completed.

Note 1. Organization and Significant Accounting Policies, page F-8

Inventories, page F-9

3. We note your disclosure that inventories consist primarily of garden products and pet supplies finished goods. However, based on disclosures elsewhere throughout the document we understand that you manufacture a significant amount of the products you sell. As such, please tell us your consideration of disclosing the amounts of raw material, finished goods, work-in-process and supply inventories at each balance sheet date. Please refer to paragraph 6(a) of Rule 5-02 of Regulation S-X.

Note 13. Stock-Based Compensation, page F-22

Stock Option Awards, page F-23

4. With reference to the applicable provisions in GAAP which support your accounting, please tell us in a reasonable amount of detail how you determined no additional compensation cost should be recorded in connection with the March 2012 modification to the performance vesting conditions relating to stock options granted from fiscal 2008 to fiscal 2011.

Definitive Proxy Statement on Schedule 14A Filed January 11, 2013

Compensation Discussion and Analysis, page 13

Annual Bonus, page 16

Fiscal 2012 Bonuses, page 17

5. We note that for fiscal 2012, the compensation committee "approved a bonus plan that provides for bonus targets of which 25% is based on net sales, 25% on EBIT and 50% on personal goals" and that the total bonus "will depend upon the extent to which each target is satisfied or exceeded." Please quantify each executive's net sales and EBIT targets. Further, briefly describe each executive's personal goals. In your response, please provide the disclosure you intend to include in future filings and confirm that you will disclose historical targets for completed fiscal years in future filings. In this regard, we note your response to comment 5 in our letter dated July 14, 2010.

    We also note your disclosure on page 17 that you "will report fiscal 2012 bonus determinations, if any, in a Form 8-K once decisions are made in early 2013." Please also confirm you will disclose these targets in your Current Report on Form 8-K to be filed in early 2013 (or, if necessary, in an amendment thereto) and discuss how actual results compared to these targets or explain why this disclosure is not appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief